LAWSON LUNDELL

BARRISTERS AND SOLICITORS

1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Telephone 604.685.3456
Facsimile 604.669.1620

www.lawsonlundell.com

Direct Line: (604) 631-9242
mpreovolos@lawsonlundell.com

02042267

SUPPL

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 25 2002
WASH. D.C. 154

June 24, 2002

DELIVERED

Office of International Corporate Finance
Securities & Exchange Commission
Mail Stop 3-9
450 Fifth Street NW
Washington, DC USA 20549

Attention: Filing Desk

Dear Sirs and Mesdames:

KSAT Satellite Networks Inc. (the "Company")
12g Exemption #82-3191

We are the solicitors for the Company and enclose on its behalf the following documents:

1. Press releases dated May 2, May 17 (x 2), May 21 and May 30, respectively;

2. Material Change Report dated May 28, 2002;

3. Amended Quarterly Report for quarter ended March 31, 2001 with consolidated financial statements for the three months ended March 31, 2001;

4. Year End Report for quarter ended December 31, 2001 with consolidated financial statements for the twelve months ended December 31, 2001 and confirmation of mailing;

5. Quarterly Report for quarter ended March 31, 2002 with consolidated financial statements for the three months ended March 31, 2001 and confirmation of mailing; and

6. Annual General Meeting materials as sent to shareholders and confirmation of mailing.

dlw 7/3

Please contact the undersigned if you have any questions or concerns regarding these matters.

Yours very truly,

LAWSON LUNDELL

Maria Preovolos

Maria D. Preovolos
MDP/ec
Encs.
cc: Phoi Kwok Eng, KSAT Satellite Networks Inc. (w/o encls.) – TELECOPIED

RULE 12g3-2(b)
Exemption #82-3191

Trading Symbol: KSA

For Immediate Release
May 2, 2002

PRESS RELEASE

KSAT Satellite Networks Inc.

Hong Kong, May 2, 2002 -- KSAT Satellite Networks Inc. (the "Corporation") (CDNX- KSA) announced today that approximately US$1.5 million, including interest, is due by the Corporation to each of Gilat Satellite Networks Ltd. ("Gilat") and Global Space Investments Limited ("Global") pursuant to a shareholder loan agreement dated September 27, 2000. The Corporation is currently attempting to negotiate new repayment terms of the amounts due to Gilat and Global. A further announcement will be made when a conclusion has been reached.

-30-

For more information please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

Trading Symbol: KSA

For Immediate Release
May 17, 2002

PRESS RELEASE

KSAT Satellite Networks Inc.

Hong Kong, May 17, 2002 -- KSAT Satellite Networks Inc. (the "Corporation") (CDNX- KSA) announced today that on May 15, 2002 it received notice from Global Space Investments Limited ("Global") of Global's position that the Corporation is in default of the Shareholders' Loan Agreement among Global, the Corporation and Gilat Satellite Networks Inc. ("Gilat") dated September 29, 2000 (the "Agreement"). As previously disclosed in a press release dated May 2, 2002, the Corporation is currently attempting to negotiate repayment of amounts due by the Corporation to each of Gilat and Global under the Agreement.

Global's notice has been given pursuant to the terms of a convertible debenture between the Corporation and Global. It provides the Corporation with 14 days to repay amounts due by the Corporation to Global under the Agreement. If the Corporation does not repay the amounts due by it to Global by May 29, 2002, the principal sum, interest and all other monies secured under the convertible debenture may, at the option of Global, become immediately payable and Global may enforce its security under the terms of the convertible debenture.

-30-

For more information please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

Trading Symbol: KSA

For Immediate Release
May 17, 2002

KSAT SATELLITE NETWORKS INC. APPOINTS NEW DIRECTORS

VANCOUVER -- KSAT Satellite Networks Inc. announced today that Avi Shabtai has been appointed a director of KSAT effective April 30, 2002 to replace Ronen Avron, who resigned as a director effective April 30, 2002. Mr. Shabtai is currently KSAT's Chief Executive Officer.

KSAT also announced today that Wong Heang Tuck has been appointed as a director of KSAT effective May 8, 2002 to replace Ng Eng Ho, who resigned as a director effective May 8, 2002.

Mr. Shabtai, before he joined KSAT, was the Director of Sales in Asia for Gilat Communications Ltd., a leading company in e-Learning systems. Prior to that, Mr. Shabtai from 1998 to 1999 was the Vice-President, International Sales of MTS Ltd., a development company specializing in telemanagement and call accounting solutions.

Mr. Wong Heang Tuck is currently Deputy General Manager, Business Development of Keppel T & T Ltd.

KSAT is in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian Venture Exchange under the trading symbol "KSA". KSAT's current business involves the manufacture and sale of very small aperture terminals ("VSATs"), the investment in and development of VSAT service networks in China and the provision of VSAT private network services through its Chinese joint venture partners to corporate and government customers.

- 30 -

For more information, please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

RULE 12g3-2(b)
Exemption #82-3191

Trading Symbol: KSA

For Immediate Release
May 21, 2002

KSAT SATELLITE NETWORKS INC.

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT" or the "Company") announced today that it has agreed to discontinue the Beijing Gaida Satellite Communication Network Co. Ltd. (the "SJV") established with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources.

The SJV was established on June 6, 1997 as a cooperative joint venture and was involved in the construction of a nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. It was also involved in the provision of communications related to flood prevention and control for the Ministry of Water Resources and the provision of engineering and consulting services in relation thereto.

SJV faced challenges securing contracts in 2001 and the Company sustained losses during the year ended December 31, 2001. The joint venture partners conducted a strategic review of the joint venture subsequent to the year end and were of the view that they would continue to experience difficulty in securing contracts to allow the joint venture to be financially viable. Accordingly, the partners have agreed to wind down the activities of the SJV with effect from May 16, 2002 with a view to the eventual discontinuation of the SJV subject to terms to be agreed between joint venture partners. WRIC has indicated its intention to continue use of the VSAT system for the nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network.

KSAT is in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian Venture Exchange under the trading symbol "KSA". KSAT's current business involves the manufacture and sale of very small aperture terminals ("VSATs"), the investment in and development of VSAT service networks in China and the provision of VSAT private network services through its Chinese joint venture partners to corporate and government customers.

- 30 -

For more information, please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

RULE 12g3-2(b)
Exemption #82-3191

Trading Symbol: KSA

For Immediate Release
May 30, 2002

PRESS RELEASE

KSAT Satellite Networks Inc.

Hong Kong, May 30, 2002 -- KSAT Satellite Networks Inc. (the "Corporation") (TSX Venture-KSA) announced today that on May 23, 2002 it reached an agreement with Gilat Satellite Networks Ltd. ("Gilat") to delay making any cash payment on the first installment of a shareholder loan due from the Corporation to Gilat at this time.

As previously disclosed, approximately US$1.5 million, including interest, was due by the Corporation to each of Gilat and Global Space Investments Limited ("Global") pursuant to a shareholder loan agreement dated September 27, 2000. By agreement between the parties, on May 29, 2002 the Corporation paid to Global in full the first installment of the shareholder loan from Global.

After making these payments, the Corporation will have approximately US$864,000 in cash. In light of the Corporation's current financial constraints, management of the Corporation is reviewing the Corporation's options to fund operations.

-30-

For more information please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the *Securities Act* (British Columbia) and
s. 118 of the *Securities Act* (Alberta)

1. Reporting Issuer:

The full name and address of the principal office in Canada of the reporting issuer is:

KSAT Satellite Networks Inc.

Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Y1A 3T2

2. Date of Material Change:

The material changes described in this report occurred as at May 16, 2002.

3. Press Release:

A press release disclosing the details outlined in this Material Change Report was issued by the Company on May 21, 2002 and was disseminated through the facilities of Canada Newswire. A copy of the news release is attached hereto as Schedule A.

4. Summary of Material Change:

The Company announced that it has agreed to wind down the activities of the Beijing Gaida Satellite Communication Network Co. Ltd. (the "SJV") with effect from May 16, 2002 with a view to its eventual discontinuation.

5. Full Description of Material Change:

Established on June 6, 1997, the SJV was a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources and was involved in the construction of a nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. It was also involved in the provision of communications related to flood prevention and control for the Ministry of Water Resources and the provision of engineering and consulting services in relation thereto.

SJV faced challenges securing contracts in 2001 and the Company sustained losses during the year ended December 31, 2001. The joint venture partners conducted a strategic review of the joint venture subsequent to the year end and were of the view that they would continue to experience difficulty in securing contracts to allow the joint venture to be financially viable. Accordingly, the partners have agreed to wind down the

activities of the SJV with effect from May 16, 2002 with a view to the eventual discontinuation of the SJV subject to terms to be agreed between joint venture partners. WRIC has indicated its intention to continue use of the VSAT system for the nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network.

6. Reliance on Confidential Filing Provisions:

Not applicable.

7. Omitted Information:

Not applicable.

8. Senior Officers:

Phoi Kwok Eng
86 106-510-2808

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

Dated at Hong Kong this 28th day of May, 2002.

(Signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Chief Financial Officer

Schedule A

Trading Symbol: KSA
For Immediate Release
May 21, 2002

KSAT SATELLITE NETWORKS INC.

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT" or the "Company") announced today that it has agreed to discontinue the Beijing Gaida Satellite Communication Network Co. Ltd. (the "SJV") established with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources.

The SJV was established on June 6, 1997 as a cooperative joint venture and was involved in the construction of a nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. It was also involved in the provision of communications related to flood prevention and control for the Ministry of Water Resources and the provision of engineering and consulting services in relation thereto. SJV faced challenges securing contracts in 2001 and the Company sustained losses during the year ended December 31, 2001. The joint venture partners conducted a strategic review of the joint venture subsequent to the year end and were of the view that they would continue to experience difficulty in securing contracts to allow the joint venture to be financially viable. Accordingly, the partners have agreed to wind down the activities of the SJV with effect from May 16, 2002 with a view to the eventual discontinuation of the SJV subject to terms to be agreed between joint venture partners. WRIC has indicated its intention to continue use of the VSAT system for the nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network.

KSAT is in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian Venture Exchange under the trading symbol "KSA". KSAT's current business involves the manufacture and sale of very small aperture terminals ("VSATs"), the investment in and development of VSAT service networks in China and the provision of VSAT private network services through its Chinese joint venture partners to corporate and government customers.

- 30 –

For more information, please contact:
Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	31 March 2001	2001-05-30

ISSUER'S ADDRESS

c/o Room 303 The Centre Mark, 287-299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	----	----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is attached and the disclosure contained therein has been approved by the Board of Directors. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are filed under Document Type: BC Form 51-901F (previously Document Type: Form 61(BC)). A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Vincent Ko"*	VINCENT KO	2001-05-30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Ronen Avron"*	RONEN AVRON	2001-05-30

Schedule A

KSAT Satellite Networks Inc.
Consolidated Balance Sheet as at 31 March 2001
(Unaudited)

	Note	31 Mar. 2001 US$	31 Mar. 2000 US$
Assets			
Current assets			
Cash and cash equivalents		2,895,961	1,397,248
Accounts receivable		5,727,215	4,213,397
Prepaid expenses and other receivables		2,117,178	1,256,618
Inventory		11,464,958	8,489,228
Amount due from related parties		-	-
Total current assets		22,205,312	15,356,491
Amount due from joint venture partners		1,828,703	1,698,174
Fixed assets	**11**	4,762,564	2,441,137
Pre-operating expenses	**4**	1,009,856	1,397,694
Long-term accounts receivable	**6**	-	378,572
Total assets		29,806,435	21,272,068
Liabilities			
Current liabilities			
Accounts payable		6,879,090	4,927,670
Other payables and accruals		3,455,136	1,670,936
Advances from customers		529,020	446,333
Short-term loan from joint venture partner		-	-
Amounts due to related parties		873,672	1,082,331
Total current liabilities		11,736,918	8,127,270
Long-term loan		10,300,000	-
Convertible debenture	**7**	5,454,105	7,500,000
Total liabilities		27,491,023	15,627,270
Shareholders' equity			
Share capital	**10**	9,748,710	10,702,815
Deficit		(7,433,298)	(5,058,017)
Total shareholders' equity		2,315,412	5,644,798
Total liabilities and shareholders' equity		29,806,435	21,272,068

Signed on behalf of the Board:

(signed) *"Vincent Ko Woon Chun"* Vincent Ko Woon Chun, Director

(signed) *"Ronen Avron"* Ronen Avron, Director

KSAT Satellite Networks Inc.
Consolidated Statement of Loss and Deficit
For the three months ended 31 March 2001
(Unaudited)

	Note	Period from 1 January 2001 to 31 Mar. 2001 US$	Period from 1 January 2000 to 31 Mar. 2000 US$
Sales		717,075	1,970,661
Cost of Sales		(667,284)	(1,880,632)
Gross (Loss)/Profit		49,791	90,029
Expenses			
Foreign exchange loss		(2,326)	36,544
General and administrative (schedule)		754,338	573,482
		752,012	610,026
Operating loss before the following:		(702,221)	(519,997)
Interest income		17,204	5,647
Interest expense		(314,395)	(150,000)
Other income		8,229	-
Write-off investment in PRC ventures		-	-
Provision for losses expected on the liquidation of Shenzhen Early Bird Communications Engineering Co.,Ltd.		-	-
(Loss)/Profit before income taxes		(991,183)	(664,350)
Provision for income taxes/Income tax expense			-
(Loss)/Profit for the period		(991,183)	(664,350)
Deficit - Beginning of period		(6,442,115)	(4,393,667)
Adjustment on business combination accounted for as a reverse takeover		-	-
Deficit- End of period		(7,433,298)	(5,058,017)

KSAT Satellite Networks Inc.
Consolidated Statement of Changes in Financial Position
For the three months ended 31 March 2001
(Unaudited)

	Period from 1 January 2001 to 31 Mar. 2001 US$	Period from 1 January 2000 to 31 Mar. 2000 US$
Cash provided from (used for)		
Operating activities		
(Loss)/Profit for the period	(991,183)	(664,350)
Items not affecting working capital		
Accrued interest	314,395	150,000
Depreciation and amortization	257,984	113,683
Write-off of investment in PRC ventures	-	-
	(418,804)	(400,667)
Net change in non-cash working capital items	254,526	1,130,306
	(164,278)	729,639
Financial activities		
Issue of common shares, net	-	393,299
Convertible debentures	-	-
Loans from joint venture partner	-	-
Commitment to issue shares	-	(393,299)
Long-term loan	-	-
Deferred financing costs	-	-
Amounts due to related parties	(2,289)	273,868
Amounts due from joint venture partners	16,439	(332,680)
	14,150	(58,812)
Investing activities		
Acquisition of net assets on business combination accounted for as a reverse takeover, net of cash acquired	-	-
Purchase of fixed assets	(9,445)	(899,987)
Proceeds on the sale of capital assets	5,223	2,819
Investment in PRC ventures	-	-
Pre-operating expenses	-	-
Long-term accounts receivable	-	234,524
	(4,222)	(662,644)
Change in cash during the period	(154,350)	8,183
Cash at bank - Beginning of period	3,050,311	1,389,065
Cash at bank - End of period	2,895,961	1,397,248

KSAT Satellite Networks Inc.
Consolidated Schedules of General and Administrative Expenses
For the three months ended 31 March 2001
(Unaudited)

Advertising	104	-
Audit	16,467	5,476
Communication	17,754	23,290
Consulting	3,686	7,266
Depreciation and Amortization	257,984	113,713
Entertainment	15,299	15,303
Transponder fee	6,325	4,091
House Rent	-	-
Insurance	2,468	540
Management fees	130,765	144,204
Office set-up	-	-
Other office	89,461	71,506
Provision for doubtful debts	5,769	(15,400)
Provision for obsolete inventories	-	3,846
Rental	34,329	35,744
Salaries and other labour costs	125,771	90,832
Selling	-	-
Travel and transportation	34,270	63,278
water and electricity	2,975	1,671
	754,338	573,483

1. NATURE OF OPERATIONS

The Company's focus is on the sale of VSAT (very small aperture terminal) satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

KSAT Telecommunications Limited is wholly owned subsidiary of the Company which is principally engaged in trading VSAT telecommunications equipment.

Gilat Satellite Networks (Shenzhen) Co., Ltd. ("MJV") is a wholly owned subsidiary of the Company. MJV is responsible for the manufacture and distribution of OneWay and TwoWay VSAT products in the Peoples Republic of China.

Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV") is a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. SJV is involved in the construction of a nation-wide supervisory control and data acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. It is also involved in providing communications relating to flood prevention and control for the Ministry of Water Resources and the provision of engineering and consulting services in relation thereto.

Shenzhen Early Bird Communications Engineering Co., Ltd. ("EJV") is a joint venture with Shenzhen VSAT Satellite Communications Co. Ltd., a Chinese entity originally formed by the Shenzhen municipality and Shenzhen Post and Telecommunications Bureau. In October 1999, EJV voluntarily applied to be liquidated. Management estimates a loss of $703,314 to be incurred on the liquidation of EJV and accordingly this amount was recorded in the Company's consolidated statements of loss and deficit at December 31, 1999. The Company recorded no further provision for losses on the liquidation of EJV during fiscal 2000. The loss that may be realized on the liquidation of the assets of EJV may differ from amounts previously recorded and the difference could be material.

Xenexi Telecommunications Development Inc. ("Xenexi"), a wholly owned subsidiary of the Company, was inactive during fiscal 2000 and fiscal 1999.

Gilat Satellite Networks (Bahamas I) Ltd., a wholly owned subsidiary of the Company, was incorporated on February 28, 2000 and was inactive during fiscal 2000.

Gilat Satellite Networks (Bahamas II) Ltd., a wholly owned subsidiary of the Company, was incorporated on February 28, 2000 and was inactive during fiscal 2000.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company's continuation as a "going concern" is dependent upon its ability to achieve profitable operations and upon its ability to obtain additional financing or equity. The outcome of these matters cannot be predicted, with any certainty, at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of KSAT Satellite Networks Inc. and its wholly owned subsidiary companies and joint venture companies as follows:

	Place of incorporation	Percentage of voting shares held by the Company 2000	Percentage of voting shares held by the Company 1999
Subsidiary Companies			
Xenexi Telecommunications Development Inc.	Yukon	**100%**	100%
Gilat Satellite Networks (Shenzhen) Co., Ltd.	Shenzhen, PRC	**100%**	100%
KSAT Telecommunications Limited	Hong Kong	**100%**	100%
Gilat Satellite Networks (Bahamas I) Ltd.	Bahamas	**100%**	100%
Gilat Satellite Networks (Bahamas II) Ltd.	Bahamas	**100%**	100%
Joint Venture Companies			
Beijing Gaida Satellite Communication Network Co., Ltd.	Beijing, PRC	**80%**	80%
Shenzhen Early Bird Communications Engineering Co., Ltd.	Shenzhen, PRC	**59.95%**	59.95%

The joint venture companies are accounted for by the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities are included in the accounts.

Revenue recognition

Revenue from the sale of equipment and installation is recognized when the goods have been delivered and installed and title has passed to the customer.

Revenue from network operation and maintenance services is recognized after the services have been provided.

Revenue from satellite network construction is recognized on the percentage of completion, based on the ratio of costs incurred to date over forecasted final costs. Provision is made for all anticipated losses as soon as they become evident.

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost comprises the actual purchase cost of materials, direct labour and a proportion of all production overhead expenditure and is determined on the first-in, first-out basis. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Capital assets

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. The estimated useful lives of capital assets are as follows:

Satellite networks	7 years
Computers, fixtures and furniture	5 years
Motor vehicles	10 years
Testing instruments	7 years
Leasehold improvements	the lesser of 5 years or the term of the lease

Assets under construction are not depreciated. When construction is complete and the asset is ready for use it is transferred to the appropriate asset category and depreciation will be provided over the appropriate estimated useful life.

The Company monitors the recoverability of capital assets, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of those assets or to be realized on sale. The Company's policy is to write-down assets to their net recoverable amount using undiscounted cash flows in the period when it is likely that the carrying amount of the asset will not be recovered.

Pre-operating expenses

Expenses incurred prior to generating sales within the Company, its subsidiary companies or joint venture companies are regarded as expenses necessarily incurred to operate on a commercial basis. Accordingly, these expenses have been capitalized and are being amortized, using the straight-line basis over five years from the date of commencement of generating sales.

The Company monitors the recoverability of pre-operating expenses based upon estimates using factors such as the business climate and future undiscounted cash flows expected to result from operations. The Company's policy is to write-down pre-operating expenses to their net recoverable amount using undiscounted cash flows in the period when it is likely that the carrying amount of the pre-operating expense will not be recovered.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into United States dollars. Under the temporal method, cash and other monetary assets and liabilities representing amounts owing to or by the Company have been translated at the rate of exchange prevailing at year end. Other assets and liabilities and revenues and expenses are translated at the rate prevailing when they were acquired or incurred.

Exchange gains and losses arising on the translation of monetary assets that mature beyond one year are deferred and amortized over the remaining life of the related asset. Exchange gains or losses resulting from the translation of all other accounts are included in the determination of income.

Leases

Leases are classified as either capital leases or operating leases. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost.

Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

4. PRE-OPERATING EXPENSES

	31 Mar. 2001 US$	**31 Mar. 2000** US$
Audit, legal and professional fees	**14,900**	14,900
Communication costs	**94,943**	94,943
Consulting fees	**154,950**	154,950
Consumables	**14,942**	14,942
Depreciation	**22,632**	22,632
Entertainment	**47,944**	47,944
Office expenses	**18,029**	18,029
Travelling and transportation	**188,422**	188,422
Rent	**443,492**	443,492
Water and power	**13,687**	13,687
Salaries and other labour costs	**377,000**	377,000
Management fee	**390,847**	390,847
Other pre-operating costs	**148,749**	148,749
Total pre-operating costs	**1,930,537**	1,930,537
Accumulated amortization	**(920,681)**	(532,843)
Net book value	**1,009,856**	1,397,694

5. INVESTMENT IN JOINT VENTURE

The company's share of joint venture operations accounted for by the proportionate consolidation method is summarized as follows:

	31 Mar. 2001 US$	**31 Mar. 2000** US$
Current assets	**2,846,558**	2,122,490
Current liabilities	**(3,448,055)**	(3,137,785)
	(601,497)	(1,015,295)
Other assets	—	—
Fixed assets	**1,846,987**	1,982,559
Loans from related parties	**(809,998)**	(809,998)
Net assets	**435,492**	157,266

6. LONG TERM ACCOUNTS RECEIVABLE

The long term accounts receivable balance is nil [Mar.2000- $378,572].

7. CONVERTIBLE DEBENTURE

During the period ended December 31, 1998, a convertible debenture (the "Debenture") amounting to $7,500,000 was issued to a significant shareholder of the Company. The Debenture bears interest at 8% per annum, compounded every six months. Principal and interest is repayable on February 28, 2001. During the year ended December 2000, a portion of Debenture amounting to $2,045,895 was converted into 2,273,217 common shares.

During the period ended March 31, 2001, the company incurred debenture interest of $141,355.38 [the period ended Mar 31, 2000 - $150,000] which has been accrued in these consolidated financial statements as it was not paid. The total interest accrual recorded in other payables and accruals, in the consolidated balance sheet as at March 31, 2001, is $1,989,123.38[as at March 31, 2000 - $1,250,000].

The Debenture is convertible into common shares of the Company at any time, at the option of the debenture holder at a conversion price of $0.90 for each common share, subject to adjustment in the event of the following:

[a] The Company issues common shares as a stock dividend or other distribution, subordinates its outstanding common shares or consolidates its outstanding common shares;

[b] The Company fixes a second date for the issue of rights, options or warrants to all or substantially all holders of common stock;

[c] The Company fixes a second date for the issue or distribution to all or substantially all holders of common stock of securities of the Company on any property or other assets if such distribution does not constitute a payment of a dividend in the ordinary course;

[d] There is a capital reorganization or a consolidation, amalgamation or merger into any other corporation.

The debenture holder is required to convert the Debenture into common shares in the event:

[a] The Company completes an offering of securities to the public resulting in net proceeds to the Company of at least $20 million; or

[b] MJV produces at least 100 units of interactive data broadcast VSAT products for a period of three consecutive calendar months, with a yield not less than 80%.

As a pledge of collateral for the payment of the Debenture, the Company mortgaged, charged, transferred and assigned to the debenture holder the following:

[a] A security interest in all the Company's present and after acquired personal property;

[b] All the right, title and interest of the Company in and to all present and after acquired other property; and

[c] A floating charge providing the debenture holder all the right, title and interest of the Company in and to all present and after acquired real property;

At the time of the issue of the Debenture proceeds raised were allocated to the debt portion of this instrument based on the present value of discounted cash flows. Accordingly, no amount was attributed to the conversion feature as equity.

8. SHAREHOLDER LOANS

On September 29, 2000, Global Space Investments Limited ("Global"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Global Loan"). On September 29, 2000, Gilat Satellite Networks Inc. ("Gilat"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Gilat Loan"). The Global Loan and the Gilat Loan are collectively referred to as the Loans.

The Loans, totaling $10,300,000, were fully advanced on October 18, 2000. Interest accrues on the loans at LIBOR as published on the date of advance and is calculated up to and inclusive of the respective date of repayment of the Loans. The LIBOR rate on the date of advance was 6.72% per annum.

During the period ended March 31, 2001, the company incurred debenture interest of $173,040 [as at Dec 31, 2000 - $141,409] which has been accrued in these consolidated financial statements as it was not paid. The total interest accrual recorded in other payables and accruals, in the consolidated balance sheet as at March 31, 2001, is $314,449[as at Dec. 31, 2000 - $141,409].

Interest expense of $141,409 was recorded for the year ending December 31, 2000 on the Loans.

The Loans are to be repaid simultaneously each in five equal semi annual installments with the first installment payment to be made 18 months after the Loan were advanced, and the second, third, fourth and fifth installments to be made 6 months, 12 months, 18 months and 24 months thereafter respectively by the Company to Global and Gilat respectively, together with any outstanding interest. The Company has the right for earlier repayment of the Loans, within one month from the date funds become available from any future equity or additional debt.

The repayment of the principal amount outstanding as at December 31, 2000 is as follows:

	$
2002	4,120,000
2003	4,120,000
2004	2,060,000

9. BUSINESS COMBINATION

On February 28, 1998, the Company entered into a business combination to purchase the minority interest in MJV of 40%, and to purchase additional interests in SJV of 24% and EJV of 19.95%. In consideration the company committed to issue 5,166,000 common shares of the Company subject to regulatory approval of the Chinese government. Management has determined the fair value of the shares to be issued of $393,299, based on the fair value of the net assets acquired.

The transaction was accounted for as a purchase with the Company's proportionate share of results of operation of each entity included from the date of acquisition.

During 2000 regulatory approval of the Chinese government was received, and the shares were issued on February 28, 2000.

10. SHARE CAPITAL

As at March 31, 2001, the company's authorized and outstanding share capital was as follows:

Authorized:
100,000,000 common shares without par value

On February 9, 1998, the authorized share capital of the Company was consolidated on a basis of three shares of the Company for one new share of the Company, resulting in the authorized share capital of the Company being reduced to 3,333,333.3 common shares without par value after the consolidation. The authorized share capital of the Company was subsequently increased from 3,333,333.3 common shares to 100,000,000 common shares without par value.

Outstanding:	**Number of shares**	**Total $**
Balance, October 31, 1997 of Eldon Resources	3,052,908	378,503
Roll back on a 3-to-1 basis	(2,035,272)	—
Balance, February 25, 1998 prior to the reverse takeover	1,017,636	378,503
Issue of shares to acquire Xenexi at $0.35 per share (deemed price)	1,282,040	448,714
Less: Adjustment of share capital on reverse takeover	—	(827,198)
Share capital immediately subsequent to the reverse takeover	2,299,676	19
Other share issuance costs	—	(755,796)
Issue of shares relating to subscriptions received in advance at $0.50 and $0.90 per share	1,097,730	659,976
Conversion of debt to shares at $0.5555 each	52,323	29,065
Conversion of $500,000 debt to shares at $0.50 per share	1,000,000	500,000
Issue of bonus shares in connection with the conversion of debt	50,000	—
Conversion of $1,998,052 convertible debentures into shares at $0.50 and $0.90 per share	2,662,772	1,998,052
Issue of 8,333,333 shares at $0.90 per share	8,333,333	7,500,000
Issue of performance shares in escrow at Cdn.$0.01 each	5,500,000	40,700
Cancellation of Eldon Resources performance shares in escrow	(250,000)	—
Issue of shares as finders' fee for financing at $0.90 per share	375,000	337,500
Balance, December 31, 1998	21,120,834	10,309,516
Balance, December 31, 1999	21,120,834	10,309,516
Issue of 5,166,000 shares at ascribed value	5,166,000	393,299
Conversion of $2,045,895 convertible debentures into shares	2,273,217	2,045,895
Balance, December 31, 2000	28,560,051	9,748,710
Balance, March 31,2001	28,560,051	9,748,710

As at December 31, 2000, the Company had 5,500,000 shares held in escrow. The shares will be released from escrow when the Company has earned US$0.244 per share of cumulative cash flow as defined under the rules and policies of the Canadian Venture Exchange.

11. Fixed Assets

	Cost US$	Accumulated depreciation US$	Net book value US$
31/03/2001			
Satellite networks	1,956,218	597,711	1,358,507
Computers, fixtures and furniture	661,579	200,071	461,508
Motor vehicles	201,463	83,023	118,440
Testing instruments	2,832,692	317,780	2,514,912
Leasehold improvements	-	-	-
Contruction in progress	309,197	-	309,197
	5,961,149	1,198,585	4,762,564

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	31 March 2001	2001/05/30

ISSUER'S ADDRESS
c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Vincent Ko"*	VINCENT KO	2001-05-30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Ronen Avron"*	RONEN AVRON	2001-05-30

KSAT SATELLITE NETWORKS INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

1. For the year ended 31 March 2001, the aggregate amount of related party transactions between the Company and parties not at arm's length to the Company was US$39,000.00 This amount relates to management fees invoiced by a company related to a shareholder of the Company.

   During the period ended 31 March 2001, the Company purchased raw materials from a shareholder of the Company and a subsidiary of a shareholder of the Company amounting to $128,000.00.

2. During the period ended 31 March 2001,

   (a) the Company did not issue any securities

   (b) the Company granted no options.

3. As at 31 March 2001,

   (a) the authorized capital of the Company was 100,000,000 common shares without par or nominal value of which 28,560,051 common shares were issued and outstanding.

   (b) The Convertible Shareholder Debenture is the only outstanding convertible security of the Company as at 31 March 2001. The Convertible Shareholder Debenture was issued on 25 February 1998. The principal amount outstanding on the Convertible Shareholder Debenture as at 31 March 2001 is US$5,454,105. This amount is convertible into common shares at a price of US$0.90 per common share expiring three years from the date of issuance.

   (c) the total number of performance shares in escrow was 5,500,000.

   (d) the Directors of the Company were:

      i. Yoel Gat
      ii. Ng Eng Ho
      iii. Vincent Ko Woon Chun
      iv. Steven Shao Hong Wan
      v. Ronen Avron
      vi. Raymond Quek

   (e) the Officers of the Company were:

      i. Avi Shabtai – Chief Executive Officer

      ii. Phoi Kwok Eng – Chief Financial Officer

KSAT SATELLITE NETWORKS INC.

SCHEDULE C

MANAGEMENT DISCUSSION

PRINCIPAL ACTIVITIES

The principal activities of the Company is the sale of very-small-aperture-terminal ("VSAT") satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

OPERATIONAL REVIEW

The Company continued to focus on VSAT satellite telecommunications business in China as it progress towards service base component in its offering in the China market.

The progress of the Company's three Chinese VSAT ventures are as follows:

THE MJV

Gilat Satellite Networks (Shenzhen) Co. Ltd. (the "MJV") is a wholly foreign owned enterprise formed by the Company in China on 13 June 1997. The main business of the MJV is the manufacture and distribution of Gilat OneWay and TwoWay VSAT products.

The first quarter of year 2001 has been a challenging one for MJV as the consolidation of the China Telecommunications market has resulted in certain upgrade program for the paging business slowing down. The start up phase of evolving MJV into a service based entity in support of Gilat's sales activities in China has also contributed to the negative performance for the company in the first quarter.

We remain positive for Gilat's two-way products in China as we faced the challenge of securing contracts in a very competitive market place.

THE SJV

Beijing Gaida Satellite Communication Network Co. Ltd. (the "SJV") was established on 6 June 1997 as a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. The SJV is involved in the construction of a nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. It is also involved in the provision of communications related to flood prevention and control for the Ministry of Water Resources and the provision of engineering and consulting services in relation thereto.

Although the first quarter has not been a promising one for SJV, we expect to see improve performance for the Joint Venture in the second half of the year due to the seasonal nature of the demand for SJV's products and services.

The collaboration with a Canadian-based company, specializing in data-loggers, integrated solution of VSATs, and sensors to meet the needs of the Chinese telemetry market, has proven to be an important component of the total value add which SJV has made available in the market place. Further strategic positioning in the area of software value add initiatives are constantly being included in our total solutions offering to SJVs' customers which will underpin the continued growth of this Joint Venture business in addition to having a strong partner in WRIC.

The Company considers it has a competitive advantage to create a niche for itself in the telecommunications market place via both MJV and SJV.

THE EJV

Shenzhen Early Bird Communications Engineering Co. Ltd. (the "EJV") was established on 30 April 1996 as a joint venture with Shenzhen VSAT Satellite Communications Co. Ltd. ("SVSCC"), a Chinese entity originally formed by the Shenzhen municipality and Shenzhen Post and Telecommunications Bureau. The EJV was a major operator in VSAT shared-hub services for one-way data broadcast for paging companies and two-way interactive data and voice communications network for corporate organizations.

In October 1999 EJV voluntarily applied to be liquidated and liquidation proceedings are in progress. The Company expects to complete the liquidation of EJV by the third quarter of the year 2001 due to the various regulatory requirements, which have to be complied with in China.

STATEMENT OF LIQUIDITY AND SOLVENCY

The Company is currently operating with funds from the Shareholder loans secured in the year 2000 and is able to meet its obligations as they become due. The first instalment repayment to shareholders is due on 17 April 2002. The Company and its lenders have agreed to extend, for another two years, the Convertible Debenture which expired on February 28, 2001, based on current terms and conditions, subject to regulatory approval. The lenders have not demanded repayment of the Convertible Debenture.

Other than cash on hand and accounts receivable we have no material unused sources of liquidity at this time. Based on our cash position assuming the continuation of currently planned expenditures and level of operations, we believe we have sufficient capital resources for the next twelve months. However actual results could differ significantly from management plans. The actual future margins to be realized, if any, and the timing of sales are subject to many factors and risks, many outside our control.

Should additional funds be required and not be available, we may be required to curtail or scale back operations. There can be no assurance that additional funding in the future will be available or on what terms. Potential sources of such funds include debt financing or additional equity offerings. We may, from time to time, seek additional funds through lines of credit, public or private debt or equity financing. There can be no assurances that additional capital will be available when needed. Any future financings may also be dilutive to existing shareholders.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	31 Mar 2002	2002/05/30

ISSUER'S ADDRESS
c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Vincent Ko"*	VINCENT KO	2002-05-30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Avi Shabtai"*	AVI SHABTAI	2002-05-30

Schedule A

KSAT Satellite Networks Inc.
Consolidated Balance Sheet as at 31 March 2002
(Unaudited)

	Note	31 March 2002 US$	31 March 2001 US$
Assets			
Current assets			
Cash and cash equivalents		2,476,961	2,895,961
Accounts receivable		2,403,314	5,727,215
Prepaid expenses and other receivables		1,121,132	2,117,178
Inventory		1,680,048	11,464,958
Amount due from related parties		3,741	-
Total current assets		7,685,196	22,205,312
Amount due from joint venture partners		268,969	1,828,703
Capital assets	4	2,062,684	4,762,564
Pre-operating expenses	5	-	1,009,856
Total assets		10,016,849	29,806,435
Liabilities			
Current liabilities			
Accounts payable		139,418	6,879,090
Other payables and accruals		850,701	1,151,563
Interest payable		3,647,295	2,303,573
Advances from customers		61,489	529,020
Short-term portion of shareholder loans		4,120,000	-
Amounts due to related parties		-	873,672
Total current liabilities		8,818,903	11,736,918
Convertible shareholder debenture	7	5,454,105	5,454,105
Long term loan portion of shareholder loan	8	6,180,000	10,300,000
Total liabilities		20,453,008	27,491,023
Shareholders' (deficit) equity			
Share capital	10	9,748,710	9,748,710
Deficit		(20,184,869)	(7,433,298)
Total shareholders' (deficit) equity		(10,436,159)	2,315,412
Total liabilities and shareholders' (deficit) equity		10,016,849	29,806,435

Signed on behalf of the Board:

(signed) *"Vincent Ko Woon Chun"* Vincent Ko Woon Chun, Director

(signed) *"Avi Shabtai"* Avi Shabtai, Director

KSAT Satellite Networks Inc.
Consolidated Statement of Loss and Deficit
For the three months ended 31 March 2002
(Unaudited)

	Note	Period from 1 January 2002 to 31 March 2002 US$	Period from 1 January 2001 to 31 March 2001 US$
Sales		48,557	717,075
Cost of Sales		(14,129)	(667,284)
Gross (Loss)/Profit		34,428	49,791
Expenses			
Foreign exchange loss		2,780	(2,326)
General and administrative (schedule)		471,240	754,338
		474,020	752,012
Operating loss before the following:		(439,592)	(702,221)
Interest income		6,990	17,204
Interest expense - long term		(336,439)	(314,395)
Other income		19,085	8,229
(Loss)/Profit before income taxes		(749,956)	(991,183)
Provision for income taxes/Income tax expense		-	-
(Loss)/Profit for the period		(749,956)	(991,183)
Deficit - Beginning of period		(19,434,913)	(6,442,115)
Deficit- End of period		(20,184,869)	(7,433,298)

KSAT Satellite Networks Inc.
Consolidated Statement of Changes in Financial Position
For the three months ended 31 March 2002
(Unaudited)

	Period from 1 January 2002 to 31 March 2002 US$	Period from 1 January 2001 to 31 March 2001 US$
Cash provided from (used for)		
Operating activities		
(Loss)/Profit for the period	(749,956)	(991,183)
Items not affecting working capital		
Accrued interest	336,439	314,395
Depreciation and amortization	103,653	257,984
	(309,864)	(418,804)
Net change in non-cash working capital items	315,317	254,526
	5,453	(164,278)
Financing activities		
Amounts due to related parties	-	(2,289)
Amounts due from joint venture partners	(1,813)	16,439
	(1,813)	14,150
Investing activities		
Purchase of capital assets	(335)	(9,445)
Proceeds on the sale of capital assets	589	5,223
	254	(4,222)
Change in cash and cash equivalents during the period	3,894	(154,350)
Cash and cash equivalents, beginning of period	2,473,067	3,050,311
Cash and cash equivalents, end of period	2,476,961	2,895,961

KSAT Satellite Networks Inc.
Consolidated Schedule of General and Administrative Expenses
For the three months ended 31 March 2002
(Unaudited)

	1 January 2002 to 31 March 2002 US$	1 January 2001 to 31 March 2001 US$
Accommodation	7,051	10,911
Advertising	3,960	104
Audit	18,813	16,467
Communication	9,224	17,754
Consulting	602	3,686
Depreciation and Amortization	103,653	257,984
Entertainment	6,120	31,846
Transponder fee	2,653	6,325
Insurance	1,364	2,468
Management fees	96,647	114,218
Other office	44,327	89,461
Provision for doubtful debts	12,275	5,769
Rental	34,539	34,329
Salaries and other labour costs	99,530	125,771
Selling	10,037	-
Travel and transportation	16,268	34,270
Water and electricity	4,177	2,975
	471,240	754,338

1. NATURE OF OPERATIONS

The Company's focus is on the sale of VSAT (very small aperture terminal) satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

KSAT Telecommunications Limited is a wholly owned subsidiary of the Company which is principally engaged in selling VSAT telecommunications equipment. KSAT Telecommunications Limited had intended to manufacture VSAT telecommunications equipment for resale. However, during the year ended December 31, 2001, KSAT Telecommunications Limited decided not to manufacture VSAT telecommunications equipment and accordingly management recorded a writedown to certain capital assets. The Company has, instead, commenced providing technical support and operational services to its customers.

Gilat Satellite Networks (Shenzhen) Co., Ltd. ("MJV") is a wholly owned subsidiary of the Company. MJV is responsible for the manufacture and distribution of OneWay and TwoWay VSAT products in the Peoples Republic of China.

Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV") is a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. SJV is involved in the construction of a nation-wide supervisory control and data acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. SJV provides communications devices relating to flood prevention and control to the Ministry of Water Resources and provides engineering and consulting services.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred losses to date in establishing its operations, which have been funded by the issuance of debt and equity. The Company has a working capital deficiency of $1,133,707 as at March 31, 2002 and has incurred a loss for the period ended March 31, 2002 of $749,956 [2000 - $991,183].

The Company's continuation as a "going concern" is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders or upon its ability to obtain additional financing or equity (Note 11 - Subsequent Events). The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of KSAT Satellite Networks Inc. and its wholly owned subsidiary companies and joint venture companies as follows:

	Place of incorporation	Percentage of voting shares held by the Company 2001	Percentage of voting shares held by the Company 2000
Subsidiary Companies			
Xenexi Telecommunications Development Inc.	Yukon	**100%**	100%
Gilat Satellite Networks (Shenzhen) Co., Ltd.	Shenzhen, PRC	**100%**	100%
KSAT Telecommunications Limited	Hong Kong	**100%**	100%
Gilat Satellite Networks (Bahamas I) Ltd.	Bahamas	**100%**	100%
Gilat Satellite Networks (Bahamas II) Ltd.	Bahamas	**100%**	100%
Joint Venture Companies			
Beijing Gaida Satellite Communication Network Co., Ltd.	Beijing, PRC	**80%**	80%
Shenzhen Early Bird Communications Engineering Co., Ltd.	Shenzhen, PRC	**59.95%**	59.95%

The joint venture companies are accounted for by the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities are included in the accounts [note 9].

Revenue recognition

Revenue from the sale of equipment and installation is recognized when the goods have been delivered and installed and title has passed to the customer.

Revenue from network operation and maintenance services is recognized after the services have been provided.

The Company earns commission on Gilat Satellite Networks Inc. products secured both by the Company and this shareholder of the Company.

Revenue from satellite network construction is recognized on the percentage of completion, based on the ratio of costs incurred to date over estimated total costs. Provision is made for all anticipated losses as soon as they are determined to be likely.

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost of work in progress and finished goods comprises the actual purchase cost of materials, direct labour and a proportion of all production overhead expenditures and is determined on the first-in, first-out basis. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Capital assets

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. The estimated useful lives of capital assets are as follows:

Satellite networks	7 years
Computers, fixtures and furniture	5 years
Motor vehicles	10 years
Testing instruments	7 years
Leasehold improvements	the lesser of 5 years or the term of the lease

Assets under construction are not depreciated. When construction is complete and the asset is ready for use it is transferred to the appropriate asset category and depreciation is provided over the appropriate estimated useful life.

The Company monitors the recoverability of capital assets, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of those assets or to be realized on sale. The Company's policy is to write-down assets to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the asset will not be recovered.

Pre-operating expenses

Expenses incurred in conjunction with the development of new businesses within the Company, its subsidiary companies or joint venture companies have been capitalized and are being amortized, using the straight-line basis over five years from the date commercial operations commenced.

The Company monitors the recoverability of pre-operating expenses based upon estimates using factors such as the business climate and future undiscounted cash flows expected to result from operations. The Company's policy is to write-down pre-operating expenses to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the pre-operating expense will not be recovered.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into United States dollars. Under the temporal method, cash and other monetary assets and liabilities representing amounts owing to or by the Company have been translated at the rate of exchange prevailing at year end. Other assets and liabilities and revenues and expenses are translated at the rate prevailing when they were acquired or incurred.

Exchange gains and losses arising on the translation of monetary assets that mature beyond one year are deferred and amortized over the remaining life of the related asset. Exchange gains or losses resulting from the translation of all other accounts are included in the determination of income.

Leases

Leases are classified as either capital leases or operating leases. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates their market value.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if their realization is considered more likely than not.

Loss per common share

Loss per common share is based on the weighted average number of common shares outstanding for the period, excluding escrowed common shares, which are considered to be contingently issuable common shares. The effect of potential issues of common shares under conversion agreements have not been disclosed as they are antidilutive.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used are reasonable and prudent; however actual results could differ from these estimates.

Warranty

The Company recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

4. CAPITAL ASSETS

	Cost $	Accumulated depreciation $	Net book value $
31/03/2002			
Satellite networks	**970,985**	**249,682**	**721,303**
Computers, fixtures and furniture	**331,776**	**166,316**	**165,460**
Motor vehicles	**111,012**	**60,672**	**50,341**
Testing instruments	**1,785,142**	**659,561**	**1,125,581**
	3,198,915	**1,136,231**	**2,062,684**
31/03/2001			
Satellite networks	1,956,218	597,711	1,358,507
Computers, fixtures and furniture	661,579	200,071	461,508
Motor vehicles	201,463	83,023	118,440
Testing instruments	2,832,692	317,780	2,514,912
Leasehold improvements	—	—	—
Construction in progress	309,197	—	309,197
	5,961,149	1,198,585	4,762,564

During the year ended December 31, 2001, the Company decided not to manufacture satellite equipment for resale and management determined that the manufacture of satellite equipment would not commence in the future. Accordingly, management determined that certain capital assets would not be able to generate future undiscounted cash flows to recover their recorded net book values. In addition, the Company began changing its focus towards providing training, technical support and operational services to its customers. Accordingly, certain satellite network capital assets and certain computers, fixtures and furniture with a net book value of $1,506,061 were written off during the year ended December 31, 2001.

5. PRE-OPERATING EXPENSES

	2001 $	2000 $
Professional fees	**14,900**	14,900
Communication costs	**94,943**	94,943
Consulting fees	**154,950**	154,950
Consumables	**14,942**	14,942
Depreciation	**22,632**	22,632
Entertainment	**47,944**	47,944
Office expenses	**18,029**	18,029
Travelling and transportation	**188,422**	188,422
Rent	**443,492**	443,492
Water and power	**13,687**	13,687
Salaries and other labour costs	**377,000**	377,000
Management fees	**390,847**	390,847
Other pre-operating costs	**148,749**	148,749
Total pre-operating costs	**1,930,537**	1,930,537
Accumulated amortization	**(1,179,248)**	(823,719)
Writedown of pre-operating expenses	**(751,289)**	—
Net book value	**—**	1,106,818

The recoverability of pre-operating expenses was based on long term expectations of future undiscounted cash flows and accordingly was subject to measurement uncertainty in the near term. Due to the continuing losses and management's expectation that the remaining net book values of pre-operating expenses would not be recovered from future operations as a result of the Company changing its focus away from manufacturing satellite equipment to providing technical support and operational services to its customers, the Company wrote off all remaining pre-operating expenses at December 31, 2001.

6. INVESTMENT IN JOINT VENTURE

The Company's share of joint venture operations accounted for by the proportionate consolidation method is summarized as follows:

	SJV US$	EJV US$	Total US$
31/03/2002			
Current assets	**1,086,801**	**—**	**1,086,801**
Current liabilities	**(1,460,546)**	**—**	**(1,460,546)**
	(373,745)	**—**	**(373,745)**
Capital assets	**766,379**	**—**	**766,379**
Net assets	**392,634**	**—**	**392,634**

	SJV $	EJV $	Total $
31/03/2001			
Current assets	2,033,836	812,722	2,846,558
Current liabilities	(1,831,146)	(1,616,909)	(3,488,055)
	202,690	(804,187)	(601,497)
Capital assets	915,704	931,283	1,846,987
Loans from related parties	—	(809,998)	(809,998)
Net assets	1,118,394	(682,902)	435,492

The Company's share of revenue and operating expenses accounted for by the proportionate consolidation method is summarized as follows:

	SJV $	EJV $	Total $
31/03/2002			
Revenue	**—**	**—**	**—**
Operating expenses	**120,037**	**—**	**120,037**

	SJV $	EJV $	Total $
31/03/2001			
Revenue	—	—	—
Operating expenses	178,935	—	178,935

7. CONVERTIBLE SHAREHOLDER DEBENTURE

During the period ended December 31, 1998, a convertible debenture (the "Debenture") amounting to $7,500,000 was issued to a significant shareholder of the Company. The Debenture bears interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2000, a portion of the Debenture amounting to $2,045,895 was converted into 2,273,217 common shares.

During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest are now repayable on February 25, 2003.

Interest expense of $154,107 [three months ended March 31, 2001 - $141,355], was recorded on the Debenture for the tree months ended of March 31, 2002. Accrued interest on the Debenture, outstanding at March 31, 2002, amounting to $2,609,233 [March 31, 2001 - $1,989,123], is recorded as interest payable in the accompanying consolidated balance sheet.

The Debenture is convertible into common shares of the Company at any time, at the option of the debenture holder at a conversion price of $0.90 for each common share, subject to adjustment in the event of the following:

[a] The Company issues common shares as a stock dividend or other distribution, subordinates its outstanding common shares or consolidates its outstanding common shares;

[b] The Company issues rights, options or warrants to all or substantially all holders of common stock;

[c] The Company issues or distributes to all or substantially all holders of common stock of securities of the Company, any property or other assets if such distribution does not constitute a payment of a dividend in the ordinary course;

[d] There is a capital reorganization or a consolidation, amalgamation or merger into any other corporation.

The debenture holder is required to convert the Debenture into common shares in the event:

[a] The Company completes an offering of securities to the public resulting in net proceeds to the Company of at least $20 million; or

[b] MJV produces at least 100 units of interactive data broadcast VSAT products for a period of three consecutive calendar months, with a yield not less than 80%.

As a pledge of collateral for the payment of the Debenture, the Company mortgaged, charged, transferred and assigned to the debenture holder the following:

[a] A security interest in all the Company's present and after acquired personal property;

[b] All the rights, title and interest of the Company in and to all present and after acquired other property; and

[c] A floating charge providing the debenture holder all the rights, title and interest of the Company in and to all present and after acquired real property;

At the time of the issue of the Debenture, the proceeds received were allocated to the debt portion of this instrument based on the present value of discounted cash flows. Accordingly, no amount was attributed to the conversion feature as equity.

8. SHAREHOLDER LOANS

	31/03/2002 $	31/03/2001 $
Shareholder loans	**10,300,000**	10,300,000
Less: current portion	**4,120,000**	—
Long-term portion	**6,180,000**	10,300,000

On September 29, 2000, Global Space Investments Limited ("Global"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Global Loan"). On September 29, 2000, Gilat Satellite Networks Inc. ("Gilat"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Gilat Loan"). The Global Loan and the Gilat Loan are collectively referred to as the Loans.

The Loans, totaling $10,300,000, were fully advanced on October 18, 2000. Interest accrues at 6.72% compounded semi-annually.

Interest expense of $182,331 was recorded for the three months ended March 31, 2002 [three months ended March 31, 2001 - $173,040] on the Loans. Accrued interest on the loans, outstanding at March 31, 2002, amounting to $1,038,062 [March 2001 - $314,449], is recorded as interest payable in the accompanying consolidated balance sheet.

The Loans are each to be repaid simultaneously in five equal semi annual installments with the first installment payment to be made on April 17, 2002, and the second, third, fourth and fifth installments to be made October 17, 2002, April 17, 2003, October 17, 2003 and April 17, 2004 respectively by the Company to Global and Gilat, together with any outstanding interest. The Company has the right for earlier repayment of the Loans, within one month from the date funds become available from any future equity or additional debt.

The repayment of the principal amount outstanding as at March 31, 2002 is as follows:

	$
2002	4,120,000
2003	4,120,000
2004	2,060,000
	10,300,000

9. BUSINESS COMBINATION

On February 28, 1998, the Company entered into a business combination with a significant shareholder of the Company, to purchase the 40% minority interest in MJV, and to purchase additional interests in SJV of 24% and EJV of 19.95%. In consideration the Company committed to issue 5,166,000 common shares of the Company subject to regulatory approval of the Chinese government. Management determined the fair value of the shares to be issued of $393,299, based on the fair value of the net assets acquired.

The transaction was accounted for as a purchase with the Company's proportionate share of results of operation of each entity included from the date of acquisition.

During 2000 regulatory approval of the Chinese government was received, and the shares were issued on February 28, 2000.

10. SHARE CAPITAL

As at March 31, 2002, the Company's authorized and outstanding share capital was as follows:

Authorized:
100,000,000 common shares without par value

Outstanding:

	Number of common shares	Total $
Balance, December 31, 1999	21,120,834	7,309,516
Issuance of 5,166,000 shares *[note 12]*	5,166,000	393,299
Issuance of shares upon conversion of convertible debentures	2,273,217	2,045,895
Balance, March 31, 2002 and 2001	28,560,051	9,748,710

As at March 31, 2002 and 2001, the Company had 5,500,000 shares held in escrow. The shares will be released from escrow when the Company has earned $0.244 per share of cumulative cash flow as defined under the rules and policies of the Canadian Venture Exchange, Inc.

These escrow shares may be cancelled:

[a] when the Company undergoes a major reorganization if required as a condition of the consent to the reorganization;

[b] when the Company's shares have ceased to trade for a period of two consecutive years; and

[c] ten years from the date that these shares have been issued and approved by the securities exchange which will be on February 28, 2008.

11. SUBSEQUENT EVENTS

On May 15, 2002 the Company received notice from Global of Global's position that the Company is in default of the Shareholders' Loan Agreement. Global's notice has been given pursuant to the terms of the convertible shareholder debenture between the Company and Global. It provides the Company with 14 days to repay amounts due by the Company to Global under the Agreement. If the Company does not repay the amounts due by it to Global at the end of the 14 day period, Global may enforce its security under the terms of the convertible shareholder debenture and the principal sum, interest and all other monies secured under the convertible shareholder debenture becomes immediately payable.

On May 23, 2002, the Company reached an agreement with Gilat to delay making any cash payment on the first installment of the shareholder loan due from the Company to Gilat at this time.

On May 27, 2002, the Board of Directors approved the payment to Global of $ 1,566,251 with respect to the amount due under the terms of the Shareholders' Loan Agreement.

RULE 12g3-2(b)
Exemption #82-3191

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	31 Mar 2002	2002/05/30

ISSUER'S ADDRESS
c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Vincent Ko"*	VINCENT KO	2002-05-30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Avi Shabtai"*	AVI SHABTAI	2002-05-30

KSAT SATELLITE NETWORKS INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

1. For the period ended March 31, 2002 related party transactions between the Company and parties at arm's length to the Company were as follows:

   During the period ended March 31, 2002, the Company earned commission income, handling fees and professional service fee income of $27,146 from a company controlled by a shareholder. In addition the Company paid certain expenses on behalf of a company controlled by a shareholder. Included in other receivables are amounts relating to these revenues and expenses of $664,575 as at March 31, 2002.

   During the period ended March 31, 2002, the Company was charged management fees by a company related to a shareholder amounting to $25,500.

2. During the period ended March 31, 2002,

   (a) the Company issued no securities;

   (b) the Company granted no stock options.

3. As at March 31, 2002,

   (a) the authorized capital of the Company was 100,000,000 common shares without par or nominal value of which 28,560,051 common shares were issued and outstanding.

   (b) The Convertible Shareholder Debenture is the only outstanding convertible security of the Company as at December 31, 2001. The Convertible Shareholder Debenture matured on 25 February 2001 and was extended on the same terms for a further two years. The principal amount outstanding on the Convertible Shareholder Debenture at December 31, 2001 is $5,454,105. This amount together with accrued interest is repayable on February 25, 2003. The amount may also be converted into common shares at a price of $0.90 per common share expiring two years from February 25, 2001.

   (c) the total number of performance shares in escrow was 5,500,000.

   (d) the Directors of the Company were:

      Yoel Gat
      Vincent Ko Woon Chun
      Raymond Quek
      Steven Shao Hong Wan
      Ronen Avron (Resigned on April 30, 2002)

Avi Shabtai (appointed on April 30, 2002)
Ng Eng Ho (resigned on May 8, 2002)
Wong Heang Tuck (appointed on May 8, 2002)

(e) the Officers of the Company were:

(i) Avi Shabtai – Chief Executive Officer

(ii) Phoi Kwok Eng – Chief Financial Officer

KSAT SATELLITE NETWORKS INC.

SCHEDULE C

MANAGEMENT DISCUSSION

PRINCIPAL ACTIVITIES

The principal activities of the Company are the sale of products and services to the very-small-aperture-terminal ("VSAT") satellite telecommunications equipment market, related business services and manufacturing and repair of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

OPERATIONAL REVIEW

The Company continued to focus on VSAT satellite telecommunications business in China.

The Company ended the period with a shareholders' deficiency of $10,436,159 as at March 31, 2002.

Group level revenue was $48,557 for the three month period ended 31 March 2002 compared with $717,075 for the three month period ended March 31, 2001 as the reduced sale of one way paging equipment as a result of a reduction in the subscriber base of paging services in China has significantly affected the revenue of the company. The substantial decline in the total cost of ownership of mobile phones proved to make a significant contribution to the reduced business volume.

General and administrative expenses during the three month period ended March 31, 2002 of $471,240 was reduced by approximately 38% from the three month period ended March 31, 2001 when it was $754,338.

Further downsizing of operation will be put in place in the next two quarters to keep operating resources in line with market condition.

The progress of the Company's three Chinese VSAT ventures are as follows:

THE MJV

Gilat Satellite Networks (Shenzhen) Co. Ltd. (the "MJV") is a wholly owned subsidiary formed by the Company in China on June 13, 1997. The main business of the MJV is the manufacture and distribution of Gilat OneWay and TwoWay VSAT products in the Peoples Republic of China.

Further cost cutting measures will be put in place to match operating resources with current requirements.

Although we expect the outlook for Gilat's two-way products in China to remain positive, we are cautious in regard to the speed of the market recovery for VSATs in the Chinese market.

THE SJV

Beijing Gaida Satellite Communication Network Co. Ltd. (the "SJV") was established on June 6, 1997 as a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. The SJV is involved in the construction of a nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. It is also involved in the provision of communications related to flood prevention and control for the Ministry of Water Resources and the provision of engineering and consulting services in relation thereto.

SJV faced significant challenges in securing contracts during year the year ended December 31, 2001. Major operation rationalization and costs cutting measures were put in place during the year to reduce losses of SJV. In the light of the substantial losses sustained by the Company during the year ended December 31, 2001, subsequent to the year end, a strategic review of the joint venture was conducted. In view of the continued difficulty in securing contracts to allow the joint venture to be financially viable, the joint venture partners have agreed to wind down the activities of the SJV with effect from May 16, 2002 with a view to the eventual discontinuation of the SJV subject to terms to be agreed between the joint venture partners.

STATEMENT OF LIQUIDITY AND SOLVENCY

The Company is currently operating with funds from shareholder loans secured in the year 2000 pursuant to a Shareholders' Loan Agreement among the Company, Global Space Investments Limited ("Global") and Gilat Satellite Networks Ltd. ("Gilat") dated September 29, 2000 (the "Shareholders' Loan Agreement").

The Company obtained $10,300,000 of cash from Global and Gilat pursuant to the Shareholders' Loan Agreement. The first repayment instalments of the shareholder loans are due on 17 April 2002. Global has demanded repayment of the first instalment of the loan. Gilat has agreed to allow the Company to delay making any cash payment to it on the first instalment of the loan which was due on April 17, 2002. See heading "Subsequent Events" for details regarding the repayment of the loan to Global. Upon repayment of the first instalment of the loan to Global, the Company will have approximately USD 864,833 in cash as at May 29, 2002.

At March 31, 2002, we had a working capital deficit of $1,133,707 compared to a working capital of approximately $10,468,394 as at 31 March 2001. We had $1,680,048 of working capital invested in inventories at 31 March 2002 and $11,464,958 at 31 March 2001. The reduction in inventory is mainly the result of write down made at year ended 2001 amounting to $3,920,066 (2000: $22,532). Approximately half of the reduction in accounts receivable from $5,727,215 at March 31, 2001 to $2,403,314 at March 31, 2002 came from provision for doubtful debts made at year ended 2001 amounting to $1,278,010.

Capital assets reduced from $4,762,564 at March 31, 2001 to $2,062,684 at March 31, 2002 arising from write down in certain capital assets at the year ended 2001 amounting to $1,506,061.

For the period ended March 31, 2002, net cash increased by $3,894. Cash used in operating activities was $309,864.

The major change in assets and liabilities providing cash from operating activities was a reduction in accounts receivable and prepaid expenses, a reduction in inventory and a reduction in related party receivables. There were no major changes in assets and liabilities using operating cash.

The Company and its lenders have agreed to extend the Convertible Debenture to February 25, 2003, based on current terms and conditions.

Other than cash on hand and accounts receivable we have no material unused sources of liquidity at this time. As previously disclosed in a press release dated May 17, 2002, on May 15, 2002 the Company received notice from Global of Global's position that the Company is in default of the Shareholders' Loan Agreement. Global's notice has been given pursuant to the terms of the convertible debenture between the Company and Global. It provides the Company with 14 days to repay amounts due by the Company to Global under the Agreement. If the Company does not repay the amounts due by it to Global by May 29, 2002, Global may, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable.

The Board of Directors approved the repayment to Global of the first installment and interest due on 17 April 2002 amounting to USD 1,566,251. See heading "Subsequent Events".

In the short term, management is continuing its effort to recover outstanding debts to allow the Company to be able to continue to be in operation in the short term. Actual results could differ significantly from management plans. The actual future margins to be realized, if any, and the timing of sales are subject to many factors and risks, many outside our control.

Should additional funds be required and not be available, we may be required to curtail or scale back operations. There can be no assurance that additional funding in the future will be available or on what terms. Potential sources of such funds include debt financing or additional equity offerings. We may, from time to time, seek additional funds through lines of credit, public or private debt or equity financing. There can be no assurances that additional capital will be available when needed. Any future financings may also be dilutive to existing shareholders.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred losses to date in establishing its operations, which have been funded by the issuance of debt and equity. The Company's continuation as a "going concern" is uncertain and is dependent upon its ability to achieve profitable operations and upon the

continued financial support of its shareholders or upon its ability to obtain additional financing or equity. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

SUBSEQUENT EVENTS

As previously disclosed in a press release dated May 17, 2002, the Company received notice from Global of Global's position that the Company was in default of the Shareholders' Loan Agreement. As previously disclosed in a press release dated May 30, 2002, the Company reached an agreement on May 23, 2002 with Gilat to delay making any cash payment on the first installment of the shareholder loan due from the Company to Gilat at this time.

By agreement between the parties and pursuant to approval by the Board of Directors, on May 29, 2002 the Company paid to Global in full the first installment of the shareholder loan from Global in the amount of US$1,566,251.

RULE 12g3-2(b)
Exemption #82-3191

CIBC Mellon

May 30, 2002

To the Following Securities Commission(s):

B.C. Securities Commission
Alberta Securities Commission

To the Following Stock Exchange(s):

TSX Venture Exchange

Dear Sirs:

RE: KSAT SATELLITE NETWORKS INC.

The material as listed below was sent by prepaid mail to all Supplemental Mail List Respondents of the above-mentioned Company on the 30th day of May 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Form 51-901 F Quarterly and Year End Report for the Three Months Ended March 31, 2002

Yours very truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal
Account Officer
Client Services
/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9